

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Paul W. Hoelscher
Chief Financial Officer
Horizon Therapeutics Public Ltd Company
Connaught House, 1st Floor
1 Burlington Road
Dublin 4, D04 C5Y6
Ireland

   Re: Horizon Therapeutics Public Ltd Company
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed February 24, 2021
     Form 10-Q for the Quarterly Period Ended June 30, 2021
     Filed August 4, 2021
     File No. 001-35238

Dear Mr. Hoelscher :

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 122

1. We note that you have excluded upfront, milestone and progress payments related to license and collaboration agreements to arrive at non-GAAP adjusted EBITDA and non-GAAP net income. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Issued on April 4, 2018 for these adjustments.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2021</u>

<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>
<u>Note 4 - Acquisitions, Divestitures and Other Arrangements, page 7</u>

2.   We note you completed the acquisition of all the outstanding stock of
Viela for consideration of approximately $3 billion on March 15, 2021. Please explain to us your consideration of the requirements of Rule 3-05 and Article 11 of Regulation S-X related to financial statements and pro forma financial information for the acquisition and provide us your analysis if you determined these were not required.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences